UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

High Roller Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
42981K100
(CUSIP Number)
Charalambos Kartoudes Apostolou Andrea 11, Hyper Tower 1st Floor, Office 101, 4007 Mesa Geitonia Limassol, Cypress +35725504000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Legendman Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
503,731
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
503,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.09%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Based on 8,265,850 shares of Common Stock outstanding as of October 22, 2024, as disclosed in the issuer’s Prospectus of that date (“Prospectus”).

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charalambos Kartoudes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
503,731
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
503,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.09% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 8,265,850 shares of Common Stock outstanding, as disclosed in the Prospectus.

Item 1.	Security and Issuer

(a) This Statement of Beneficial Ownership on Schedule 13D (“Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”) of High Roller Technologies, Inc. (the “Issuer”).

(b) The Issuer’s principal executive offices are located at 400 South 4th Street, Suite 500-#390, Las Vegas, Nevada 89101.

Item 2.	Identity and Background

(a)    This Statement is filed by (i) Legendman Investments Ltd. (“Legendman”), an entity formed under the laws of Cyprus and (ii) Charalambos Kartoudes (“Kartoudes”). Legendman and Kartoudes are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Due to his position as a director of Legendman, Mr. Kartoudes may be deemed to share voting and dispositive control over the shares of Common Stock that are directly owned by Legendman.

(b)   The address of the principal place of business for each of the Reporting Persons is Apostolou Andrea 11, Hyper Tower, 1st Floor, Office 101, 4007 Mesa Geitonia, Limassol, Cyprus.

(c)    The principal business of Legendman is a holding company. The principal occupation of Kartoudes is serving as a director of Legendman.

(d)   During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Kartoudes is a citizen of Cyprus. Legendman is organized under the laws of Cyprus.

Item 3.	Source and Amount of Funds or Other Considerations

Effective October 21, 2024, 503,731 shares of Common Stock were distributed to Legendman as a dividend from a third-party holder of the Issuer’s Common Stock.

The source of the funds for all purchases and acquisitions by the Reporting Persons was personal funds.

Item 4.	Purpose of Transaction

The shares of common stock held by Legendman were acquired prior to closing of the initial public offering of securities of the Issuer which closed on October 24, 2024 (the “Offering”). Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate, in the future, plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

In connection with the Offering, the directors and officers of the Issuer and substantially all of the security holders of the Issuer, including the Reporting Persons, entered into lock-up agreements (“Lock-Up Agreements”), pursuant to which they agreed, subject to certain exceptions, not to effect any direct or indirect sale, transfer or other disposition, for a period of twelve (12) months from the date of effectiveness of the Offering in the case of the Issuer’s executive officers and directors and holders of over 10% of the Issuer’s securities (which includes the Reporting Persons), and for a period of six (6) months from the date of effectiveness of the Offering for other holders of Common Stock and securities exercisable for or convertible into Common Stock. The foregoing description of the Lock-Up Agreements is a summary only and is qualified by reference to such description and the full text of the form of Lock-Up Agreement, which is incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b) See Rows 7-11 and 13 of the cover page of this Schedule 13D and Item 2 above.

(c) Except as reported in this Schedule 13D, including as disclosed under Item 3 above, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on March 22, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

LEGENDMAN INVESTMENTS LIMITED

By:	/s/ Charalambos Kartoudes
Name: Charalambos Kartoudes
Title: Director

CHARALAMBOS KARTOUDES

By:	/s/ Charalambos Kartoudes
Name: Charalambos Kartoudes